Exhibit 99.1

Cango Inc. Reports First Quarter 2026 Unaudited Financial Results

Dallas, Texas, June 1, 2026 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading Bitcoin miner leveraging its global operations to develop an integrated energy and AI compute platform, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter of 2026 Financial and Operational Highlights

•	Financial Performance: In the first quarter of 2026, the Company generated total revenue of US$102.0 million, primarily driven by US$98.4 million from its Bitcoin mining business. The Company reported a net loss of US$261.1 million, primarily due to non-cash impairment charges on Bitcoin mining machines and changes in the fair value of Bitcoins, both resulting from the decline in bitcoin market prices. Long-term debt was reduced to US$30.6 million, down from US$557.6 million as of December 31, 2025. As of quarter-end, the Company held 1,026 Bitcoin in digital asset reserves.
•	Mining Operations and Costs: The Company continued to enhance operating efficiency while maintaining a disciplined operational footprint. Total hashrate was 37.01 EH/s, comprising 27.98 EH/s of self-mining capacity and 9.02 EH/s of leased hashrate capacity. During the quarter, the Company mined 1,266 Bitcoin. Ongoing fleet optimization and disciplined cost management drove a 9.0% sequential reduction in average cash cost per Bitcoin to US$76,928 compared to the fourth quarter of 2025, reinforcing the Company's focus on operational efficiency.
•	AI Development: Building on its core infrastructure capabilities, the Company made meaningful progress in its strategic expansion into AI compute. During the quarter, the Company launched EcoHash, a new commercial platform leveraging Cango's existing expertise in energy management and high-density computing. The Company is working on pilot deployment of modular, containerized compute units which supports a phased roadmap that begins with GPU compute leasing and scales toward a global AI compute network over time.

Mr. Paul Yu, Chief Executive Officer of Cango, said, "We are executing a disciplined strategy to strengthen our mining foundation while advancing into AI infrastructure through EcoHash. In recent months, we have seen positive developments, including continued cost reductions driven by our fleet upgrade strategy, as well as steady operational performance across our global mining footprint. At the same time, our EcoHash initiative continues to progress, with pilot deployments advancing on schedule. By leveraging our global energy network and operational expertise, we are well-positioned to enhance efficiency, capture emerging AI compute opportunities, and drive sustainable long-term value."

Mr. Simon Tang, Chief Financial Officer of Cango, stated, "Despite a challenging quarter affected by industry adjustments and non-cash impacts, we made meaningful progress in improving our cost structure and strengthening our balance sheet. We reduced long-term debt, and achieved continued declines in mining cash costs through disciplined execution. Going forward, we remain focused on enhancing cash flow resilience, maintaining financial flexibility, and supporting the Company's strategic transition into more efficient and diversified infrastructure."

First Quarter 2026 Financial Results from Continuing Operations

REVENUES

During the quarter, total revenues were US$102.0 million, and revenues from Bitcoin mining were US$98.4 million. Compared with the fourth quarter of 2025, total revenue decreased approximately 43%, primarily reflecting the Company's proactive reduction of operating hashrate as it phased out older, less efficient S19 series mining machines and transitioned some capacity to a leased hashrate.

OPERATING COSTS AND EXPENSES

During the quarter, total operating costs and expenses were US$356.4 million. These costs were primarily associated with the Company's Bitcoin mining business, the recognition of impairment loss on mining machines, the loss on disposal of mining machines, and the loss from changes in fair value of receivable for Bitcoin collateral.

•	Cost of revenue (exclusive of depreciation shown below) was US$99.6 million, down from US$155.3 million in the fourth quarter of 2025. This was driven by lower electricity and hosting expenses following the hashrate reduction.
•	Depreciation was US$29.4 million.
•	General and administrative expenses, including related-party fees, totaled US$7.2 million.
•	Impairment loss from mining machines was US$49.0 million.
•	Loss on disposal of mining machines was US$20.3 million.
•	Loss from changes in fair value of receivable for Bitcoin collateral was US$151.8 million, compared to US$171.4 million in the fourth quarter of 2025. This non-cash loss was primarily driven by lower Bitcoin prices during the quarter.

LOSS FROM OPERATIONS

Loss from operations in the first quarter of 2026 was US$254.4 million, compared with an operating loss of US$26.9 million in the same period of 2025, primarily due to the decline in Bitcoin prices.

NET LOSS FROM CONTINUING OPERATIONS

Net loss from continuing operations in the first quarter of 2026 was US$261.1 million, compared with a net loss of US$28.3 million in the same period of 2025.

ADJUSTED EBITDA

Adjusted EBITDA loss in the first quarter of 2026 was US$154.1 million compared with adjusted EBITDA loss of US$1.7 million in the same period of 2025.

BALANCE SHEET

As of March 31, 2026, the Company held:

•	Cash and cash equivalents of US$7.2 million, down from US$41.2 million at year-end 2025, mainly due to debt repayments and operational activities.
•	Receivable for Bitcoin collateral (non-current, related party) with a net value of US$68.2 million.
•	Mining machines with a net value of US$130.8 million.
•	Long-term debts (related party) of US$30.6 million, compared with US$557.6 million as of December 31, 2025.

The substantial reduction in both the receivable for Bitcoin collateral and the associated long-term debt reflects the Company's proactive deleveraging efforts during the quarter.

Conference Call Information

The Company's management will hold a conference call on Sunday, May 31, 2026, at 9:00 P.M.  Eastern Time or Monday, June 1, 2026, at 9:00 A.M Hong Kong Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through June 7, 2026, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-855-669-9658
Access Code:	3013185

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span over 40 sites across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com and follow us on: X and LinkedIn.

Use of Non-GAAP Financial Measure

As part of our review of business performance, we present adjusted EBITDA as a non-GAAP financial measure to help assess our core operating results. Adjusted EBITDA is defined as net income or loss before interest, taxes, depreciation, and amortization, impairment, results from discontinued operations and further excludes share-based compensation expenses, loss on disposal of mining machines and other non-operating income and expenses. We believe adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiency from period-to-period by making such adjustments.

While adjusted EBITDA is not a measure defined under U.S. GAAP, management uses it to evaluate performance, make strategic decisions, and set operating plans. Management believes it also helps investors gain a clearer understanding of our underlying performance by excluding certain costs and expenses that management believes are not indicative of the Company’s core operating results. The presentation of this non-GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) , in its annual report on Form 20-F, its current reports on Form 6-K, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: volatility in Bitcoin price and the resulting impact on the Company’s Bitcoin holdings, mining equipment and related receivables; Bitcoin network difficulty, halving events and the cost and availability of electricity; the Company’s ability to execute its AI compute strategy, including the commercialization and scaling of the EcoHash platform; the Company’s liquidity, indebtedness and ability to access additional financing; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com

CANGO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in US dollar ("US$"), except for number of shares）

	As of December 31, 2025	As of March 31, 2026
	US$	US$
ASSETS:
Current assets:
Cash and cash equivalents	41,243,627	7,171,427
Crypto currencies	42,545	7,887,617
Accounts receivable, net	1,661,702	2,486,551
Accounts receivable, net - related parties	1,064,440	56,852
Prepayments and other current assets, net	6,835,599	64,131,941
Other current assets, net - related party	74,270,770	55,203,008
Total current assets	125,118,683	136,937,396

Non-current assets:
Mining machines, net	248,745,505	130,802,268
Property, plant and equipment, net	18,797,925	18,664,448
Intangible assets, net	292,836	285,290
Operating lease right-of-use assets, net	2,079,937	1,923,121
Receivable for bitcoin collateral - non-current - related party	662,968,814	68,181,445
Other non-current assets, net	68,025,983	16,948,984
Other non-current assets, net - related party	6,955,650	6,955,650
Total non-current assets	1,007,866,650	243,761,206
TOTAL ASSETS	1,132,985,333	380,698,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	82,329,075	46,712,830
Accrued expenses and other current liabilities - related parties	5,025,566	2,103,992
Income tax payable	88,792,503	88,362,240
Short-term lease liabilities	573,959	412,944
Total current liabilities	176,721,103	137,592,006

Non-current liabilities:
Long-term debts - related party	557,567,671	30,611,355
Deferred tax liability	1	1
Long-term operating lease liabilities	1,655,272	1,687,682
Total non-current liabilities	559,222,944	32,299,038
Total liabilities	735,944,047	169,891,044

Shareholders’ equity
Ordinary shares	44,171	49,796
Treasury shares	(103,424,568)	(104,429,322)
Additional paid-in capital	1,135,958,943	1,211,777,145
Accumulated deficit	(635,537,260)	(896,590,061)
Total Cango Inc.’s equity	397,041,286	210,807,558
Total shareholders' equity	397,041,286	210,807,558
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,132,985,333	380,698,602

CANGO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Amounts in US dollar (“US$”), except for number of shares)
	For three months ended March 31
	2025	2026
	US$	US$
Revenues	144,154,046	102,000,984
Bitcoin mining income	144,144,312	98,443,880
Other revenues	9,734	3,027,230
Other revenues from related parties	-	529,874
Operating cost and expenses:
Cost of revenue (exclusive of depreciation shown below)	112,661,702	99,578,785
Cost of revenue (depreciation)	21,344,844	29,372,199
General and administrative	10,028,269	6,549,346
General and administrative - related parties	-	647,653
Provision (Net recovery) for credit losses	289,231	(979,753)
Impairment loss from mining machines	-	49,038,548
Loss from changes in fair value of receivable for bitcoin collateral	26,735,505	151,838,430
Loss on disposal of mining machines	-	20,307,212
Total operation cost and expense	171,059,551	356,352,420

Loss from operations	(26,905,505)	(254,351,436)
Interest income	294,192	2,134
Interest expense	(1,310,597)	-
Interest expense - related party	-	(6,702,867)
Foreign exchange loss, net	(27,690)	(632)
Other income	112,870	-
Net loss before income taxes	(27,836,730)	(261,052,801)
Income tax expenses	(431,183)	-
Net loss from continuing operations	(28,267,913)	(261,052,801)

Discontinued operations:
Loss from discontinued operations	(3,907,013)	-
Net loss from discontinued operations	(3,907,013)	-

Net loss attributable to Cango Inc.’s shareholders	(32,174,926)	(261,052,801)
Losses per ordinary share:
Basic	-	-
Discontinued operations	(0.02)	-
Continuing operations	(0.14)	(0.73)
Basic	(0.16)	(0.73)
Diluted	-	-
Discontinued operations	(0.02)	-
Continuing operations	(0.14)	(0.73)
Diluted	(0.16)	(0.73)
Weighted average shares used to compute losses per ordinary share:
Basic	207,566,173	358,611,981
Diluted	207,566,173	358,611,981

Other comprehensive income, net of tax
Foreign currency translation adjustment	(5,279,250)	-

Total comprehensive loss	(37,454,176)	(261,052,801)
Total comprehensive loss attributable to Cango Inc.’s shareholders	(37,454,176)	(261,052,801)

CANGO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amounts in US dollar ("US$")
	For three months ended March 31
	2025	2026
	(Unaudited)	(Unaudited)
	US$	US$
Net loss	(32,174,926)	(261,052,801)
Less: Discontinued operations:
Loss from discontinued operations	(3,907,013)	-
Loss on discontinued operations	(3,907,013)	-
Net loss from continuing operations	(28,267,913)	(261,052,801)

Add: Interest expense	1,310,597	6,702,867
Add: Income tax expenses	431,183	-
Add: Depreciation and amortization	21,349,999	29,389,003
Cost of revenue	21,344,844	29,372,199
General and administrative	5,155	16,804

Add: Impairment loss from mining machines	-	49,038,548
Add: Loss on disposal of mining machines	-	20,307,212
Less: Other income	112,870	-

Add: Share-based compensation expenses	3,545,188	1,536,295
General and administrative	3,545,188	1,536,295

Non-GAAP adjusted EBITDA	(1,743,816)	(154,078,876)
Non-GAAP adjusted EBITDA attributable to Cango Inc.’s shareholders	(1,743,816)	(154,078,876)